UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SMITH-MIDLAND CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

832156103
(CUSIP Number)

Tall Cotton Partners, LLC
1801 Libbie Avenue, Suite 201
Richmond, VA 23226
Attention: Fredrick L. Russell, Jr.
(804) 648-4802

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2016
(Date of Event which Requires Filing of this Statement)

.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Tall Cotton Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 01
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 01
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 01
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO – limited liability company

1
Virginia Capital II, LP (“VCP II LP”) owns a majority of the voting interests in Tall Cotton Partners, LLC (“TCP”), and Virginia Capital Partners II, LLC (“VCP II”) is the sole manager of TCP. VCP II is the general partner of VCP II LP. Virginia Capital Partners, LLC (“VCP”) is the sole owner of VCP II. Frederick L. Russell, Jr. controls VCP.

CUSIP No. 832156103	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Virginia Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 01
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 01
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 01
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

1
VCP II LP owns a majority of the voting interests in TCP, and VCP II is the sole manager of TCP. VCP II is the general partner of VCP II LP. VCP is the sole owner of VCP II. Frederick L. Russell, Jr. controls VCP.

CUSIP No. 832156103	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Virginia Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 01
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 01
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 01
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO – limited liability company

1
VCP II LP owns a majority of the voting interests in TCP, and VCP II is the sole manager of TCP. VCP II is the general partner of VCP II LP. VCP is the sole owner of VCP II. Frederick L. Russell, Jr. controls VCP.

CUSIP No. 832156103	Page 4 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Virginia Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 01
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 01
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 01
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO – limited liability company

1
VCP II LP owns a majority of the voting interests in TCP, and VCP II is the sole manager of TCP. VCP II is the general partner of VCP II LP. VCP is the sole owner of VCP II. Frederick L. Russell, Jr. controls VCP.

CUSIP No. 832156103	Page 5 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Russell (Jr.), Frederick L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 01
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 01
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 01
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

1
VCP II LP owns a majority of the voting interests in TCP, and VCP II is the sole manager of TCP. VCP II is the general partner of VCP II LP. VCP is the sole owner of VCP II. Frederick L. Russell, Jr. controls VCP.

CUSIP No. 832156103	Page 6 of 9

This Amendment No. 1 amends the Schedule 13D filed on September 10, 2012, with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Smith-Midland Corporation, a Delaware corporation (the “Issuer”).

Item 5. Interest in Securities of the Issuer.

As of December 31, 2015, TCP owned 567,363 shares of the Issuer’s Common Stock.  During the 60-day period ended February 11, 2016, TPC conducted the following transactions in the Issuer’s Common Stock.  Each of the reported transactions was a sale and was conducted in the ordinary course of business.  The February 4, 2016 sales were on the open market for cash, and the February 5, 2016 sale was a broker-assisted block sale for cash.  Sale prices exclude brokerage commissions paid.

Date of Sale	No. of Shares	Selling Price Per Share
02/04/16	180,166	$2.19(1)
02/05/16	387,197	$1.77
______________
(1) Represents the weighted-average selling price per share. TPC will provide the Commission full information regarding the number of shares sold at each separate price upon request.

As of the close of business on February 5, 2016, TPC and the other reporting persons filing this Amendment ceased to the beneficial owners of the Issuer’s Common Stock.

CUSIP No. 832156103	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: February 12, 2016

TALL COTTON PARTNERS, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL II, LP
By:	Virginia Capital Partners II, LLC, its
General Partner

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL PARTNERS II, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL PARTNERS, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.

CUSIP No. 832156103	Page 8 of 9

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereof) with regard to the common stock of Smith-Midland Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement as of the 10th day of September, 2012.

Date: September 10, 2012

TALL COTTON PARTNERS, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL II, LP
By:	Virginia Capital Partners II, LLC, its
General Partner

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL PARTNERS II, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

VIRGINIA CAPITAL PARTNERS, LLC

By:	/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.
Manager

/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.

CUSIP No. 832156103	Page 9 of 9